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SECURITIES SECURITIES AND EXCHANGE COMMISSION ON

08031365

RECEIVED

JUL 2 2008

DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66941

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ~~1/1/07~~ 2/1/07 AND ENDING ~~12/31/07~~ 1/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Genuity Capital Markets USA, Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 17 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Financial Statements and Supplementary Information
(Expressed in U.S. Dollars)

GENUITY CAPITAL MARKETS USA CORP.

(A Wholly Owned Subsidiary of Genuity Capital Markets)

Year ended January 31, 2008

KPMG

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Genuity Capital Markets USA Corp.

We have audited the accompanying statement of financial condition of Genuity Capital Markets USA Corp. as at January 31, 2008, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Genuity Capital Markets USA Corp. as at January 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 5, 2008

GENUITY CAPITAL MARKETS USA CORP.

(A Wholly Owned Subsidiary of Genuity Capital Markets)

Statement of Financial Condition
(Expressed in U.S. Dollars)

January 31, 2008

		2008
Assets		
Cash and cash equivalents	$	3,237,762
Restricted term deposit (note 6)		120,000
Receivable from brokers, dealers and clearing broker (note 7)		1,555,805
Receivable from customers (note 7)		142,219
Accounts receivable		66,856
Prepaid expenses		72,050
Deferred taxes		34,774
Capital assets (note 3)		142,098
	$	5,371,564
Liabilities & Stockholder's Equity		
Liabilities:		
Accounts payable and accrued liabilities	$	1,546,964
Due to affiliates (note 5(a))		95,584
Payable to customers (note 7)		1,555,805
Payable to clearing broker (note 7)		142,219
Subordinated loan (note 5(b))		800,000
		4,140,572
Stockholder's equity:		
Common stock (note 4)		700,000
Contributed surplus		138,904
Retained earnings		392,088
		1,230,992
	$	5,371,564

See accompanying notes to financial statements.

GENUITY CAPITAL MARKETS USA CORP.

(A Wholly Owned Subsidiary of Genuity Capital Markets)

Statement of Income
(Expressed in U.S. Dollars)

Year ended January 31, 2008

		2008
Revenue:		
Sales and trading revenue	$	11,894,771
Interest income		142,571
Foreign exchange gains		212,805
		12,250,147
Expenses:		
Clearing and execution charges (note 5(a))		185,100
Commission recapture (note 5(a))		8,564,235
Employee compensation & benefits (note 5(a))		864,024
Data processing and communications (note 5(a))		292,598
Occupancy		254,004
Amortization of capital assets		76,405
General and administrative (notes 5(a) and (b))		1,921,546
		12,157,912
Income before income taxes		92,235
Income taxes:		
Current		5,575
Deferred		(21,370)
		(15,795)
Net income	$	108,030

See accompanying notes to financial statements.

GENUITY CAPITAL MARKETS USA CORP.

(A Wholly Owned Subsidiary of Genuity Capital Markets)

Statement of Changes in Stockholder's Equity
(Expressed in U.S. Dollars)

Year ended January 31, 2008

	Common stock	Contributed surplus	Retained earnings	Total
Stockholder's equity beginning of year	$ 500,000	$ 138,904	$ 284,058	$ 922,962
Common stock issued	$ 200,000	-	-	$ 200,000
Net income	-	-	108,030	108,030
Stockholder's equity January 31, 2008	$ 700,000	$ 138,904	$ 392,088	$ 1,230,992

See accompanying notes to financial statements.

GENUITY CAPITAL MARKETS USA CORP.

(A Wholly Owned Subsidiary of Genuity Capital Markets)

Statement of Cash Flows
(Expressed in U.S. Dollars)

Year ended January 31, 2008

		2008
Cash flows from (used in) operating activities:		
Net income	$	108,030
Items not involving cash:		
Amortization of capital assets		76,405
Deferred taxes		(21,370)
Change in operating items:		
Decrease in accounts receivable		21,646
Decrease in prepaid expenses		(22,823)
Decrease in due to affiliates		(5,060,359)
Accounts payable and accrued liabilities		562,327
		(4,336,144)
Cash flows from (used in) financing activities:		
Proceeds from issuance of common stock		200,000
Subordinated borrowing from parent		800,000
		1,000,000
Cash flows used in investing activities:		
Purchase of capital assets		(10,020)
Decrease in cash and cash equivalents		(3,346,164)
Cash and cash equivalents, beginning of year		6,703,926
Cash and cash equivalents, end of year	$	3,357,762
Cash and cash equivalents comprise:		
Cash		3,237,762
Term Deposit - restricted		120,000
	$	3,357,762
Supplemental cash flow information:		
Interest paid	$	122,825
Taxes paid	$	96,155

See accompanying notes to financial statements.

Genuity Capital Markets USA Corp. (the "Corporation") was incorporated on February 10, 2005 under the laws of the Province of Ontario, Canada. The Corporation is a wholly owned subsidiary of Genuity Capital Markets (the "Parent"), a Canadian owned investment dealer and member of the Investment Dealers Association of Canada.

The Corporation is a member of the Financial Industry Regulatory Authority ("FINRA") formerly known as the National Association of Securities Dealers. The Corporation is subject to regulation by the FINRA and is acting as a self-clearing firm, clearing and settling transactions on a Delivery Versus Payment/Receive Versus Payment basis. The Corporation utilizes the services of its Parent to perform certain securities trading, clearing and record-keeping activities as its agent in various securities markets. The Corporation does not otherwise hold customer funds or safekeep customer securities and is also exempt from United States Securities and Exchange Commission ("SEC") Rule 15c3-3 under subparagraph (k)(2)(i).

1. Significant accounting policies:

(a) Basis of presentation:

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Cash and cash equivalents:

The Corporation considers deposits in banks and term deposit with original maturities of three months or less as cash and cash equivalents.

(c) Securities transactions:

Securities transactions and related revenue and expenses are recorded in the accounts on a trade date basis. Commissions and related clearing expenses are recorded on a trade date basis.

(d) Sales and trading revenue:

Sales and trading revenue, consisting of commission revenue from customer security transactions are recorded on a trade-date basis.

1. Significant accounting policies (continued):

(e) Foreign currency translation:

Monetary assets and liabilities denominated in foreign currency are translated into U.S. dollars at year-end exchange rates and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at average rates of exchange in effect during the year. Realized and unrealized foreign exchange gains and losses are recorded in income in the year in which they occur.

(f) Capital assets:

Capital assets are initially recorded at cost and are amortized over their estimated useful lives using the declining-balance basis, except for leasehold improvements which are over the term of the lease. Amortization rates are as follows:

Computer equipment	40%
Office furniture	29%
Leasehold improvements	Term of the lease

(g) Income taxes:

The Corporation follows the asset and liability method of accounting for corporate income taxes. Under this method, deferred income tax assets and liabilities represent the differences between the carrying amounts of assets or liabilities and their value for tax purposes. These deferred tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which differences are expected to be recovered or settled. Changes in deferred income taxes related to changes in tax rates are recognized in income in the year in which the changes are enacted.

(Expressed in U.S. Dollars)

1. **Significant accounting policies (continued):**

(h) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

2. **Financial Instruments:**

(a) Credit risk:

Credit risk is the risk that counterparties to transactions do not fulfill their obligations.

The Corporation manages its counterparty credit risk by dealing with counterparties of high credit quality and by managing individual counterparty exposure. As at January 31, 2008, the Corporation's most significant counterparty concentrations are with financial institutions and institutional clients. This counterparty risk is collateralized substantially by securities.

(b) Fair values of financial instruments:

The fair values of financial instruments other than due from affiliates (note 5) and the subordinated loan (note 5b) approximate their carrying amounts due to the imminent or short-term maturity of these financial instruments.

3. **Capital assets:**

			2008
	Cost	Accumulated amortization	Net book value
Computer equipment	$ 167,823	$ 106,105	$ 61,718
Office Furniture	75,108	29,798	45,310
Leasehold Improvements	59,188	24,118	35,070
	$ 302,119	$ 160,021	$ 142,098

(Expressed in U.S. Dollars)

4. Common stock:

Authorized:		
Unlimited common shares		
Issued:		
70,000 common shares	$	700,000

5. Related party transactions and balances:

(a) Transactions with affiliate:

In accordance with an Operating Agreement dated April 26, 2005, the Parent provides certain securities trading, clearing and record keeping activities as agent for and on behalf of the Corporation. Under this Operating Agreement, direct costs are charged directly to the Corporation and indirect costs are charged to the Corporation based on an execution charge per transaction or an allocation of certain costs. During the year, the Parent charged the Corporation $25,620 for direct costs, including courier, office supplies, and travel and accommodation, and $8,550,223 for indirect costs, including clearing and settlement costs and indirect compensation.

The Corporation has $95,584 payable to the Parent at January 31, 2008. This amount is non-interest bearing and due on demand.

(b) Subordinated loan:

The subordinated loan in the amount of $800,000 is from the Parent, is subordinated to the claims of the general creditors of the Corporation and has been issued pursuant to the standard subordinated loan agreement in the form required by FINRA. The subordinated borrowing matures on February 1, 2009 and is available in computing net capital. To the extent that such borrowing is required for the Corporation's continued compliance with net capital requirements, it may not be repaid without the prior approval of FINRA, but in no event may any repayment be made before the expiration of one year from August 1, 2007, the date the agreement became effective.

The loan bears interest at a rate of 15% per annum. During the year, interest of $61,151 was incurred on this loan.

(Expressed in U.S. Dollars)

6. Commitments and guarantees:

The Corporation has contractual obligations under non-cancellable leases in respect of rent payable on leased premises as follows:

2009	$	250,848
2010		115,828
2011		61,205
	$	427,881

In connection with leased premises, the Corporation's banker issued a standby letter of credit for $120,000 to the landlord. The Corporation has provided a security interest in a term deposit in the amount of $120,000 to its banker. This has been recorded as Restricted term deposit on the Statement of Financial Condition.

In the normal course of operations, the Corporation provides indemnifications, which are often standard contractual terms, to counterparties in transactions such as service agreements and purchases of goods. Under these agreements, the Corporation agrees to indemnify the counterparty against loss or liability arising from the acts or omissions of the Corporation in relation to the agreement. The nature of the indemnifications in these agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount that the Corporation could be required to pay such counterparties.

7. Receivable from and payable to customers:

From time to time the Corporation has amounts receivable from or payable to customers relating to securities transactions that have not been delivered. These amounts are reflected on the statement of financial condition with a corresponding receivable from or payable to the Parent.

8. Net capital requirements:

The Corporation is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Corporation uses the alternate method to compute net capital. Under Rule 15c3-1, the Corporation is required to maintain minimum net capital of $250,000. At January 31, 2008, the Corporation had a net capital of $2,280,140, which was $2,030,140 in excess of the required capital.

(Expressed in U.S. Dollars)

9. Income taxes:

For Canadian tax purposes, the Corporation files a Canadian dollar tax return in Canada.

The current portion of the income tax expense (benefit) included in the statement of operations, as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, is as follows:

		2008
U.S. federal	$	(49,781)
U.S. state		(3,928)
Canada federal		59,283
	$	5,575

The tax effects of temporary differences that give rise to the deferred income tax asset at January 31, 2008 are presented below:

Deferred tax asset:		
Start-up expenses	$	40,533
Temporary non-deductible expenses		16,814
Deferred tax liabilities:		
Capital assets		(22,573)
Net deferred tax asset	$	34,774

10. Off balance sheet risk:

Though the receivables from and payables to counterparties are substantially collateralized, there is some amount of off balance sheet risk with respect to the payables since the value of the related securities might increase in value before they are delivered to the Corporation thus increasing the Corporation's risk in the event the counterparty does not deliver the securities.

GENUITY CAPITAL MARKETS USA CORP.

(A Wholly Owned Subsidiary of Genuity Capital Markets)

Schedule 1 - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Commission
(Expressed in U.S. Dollars)

January 31, 2008

Total ownership equity from statement of financial condition	$ 1,230,992
Liabilities subordinated to claims of general creditors	800,000
Add discretionary liability	867,000
Less aged fail-to-deliver	(73,627)
Less non-allowable assets	(447,950)
Less haircuts on foreign currency	(96,275)
Net capital	2,280,140
Minimum capital requirement	(250,000)
Excess net capital	$ 2,030,140

The above computation does not differ materially from the computation of net capital under SEC Rule 15c3-1 as of January 31, 2008, filed by the Corporation on form X-17A-5.

Schedule 2 - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-1 of the Securities Exchange Commission

January 31, 2008

The Corporation operates pursuant to the (k)(2)(i) exemption of SEC Rule 15c3-3.

KPMG

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of Genuity Capital Markets USA Corp.

In planning and performing our audit of the financial statements of Genuity Capital Markets USA Corp. (the "Company"), as of and for the year ended January 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at January 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 5, 2008

END